                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  Schedule 13D


                   Under the Securities Exchange Act of 1934
                       (Amended and restated from paper
                      format filing made July 23, 1993)

                           HERITAGE MEDIA CORPORATION

                Class A Common Stock, par value $1.00 per Share
                         (Title of Class of Securities)

                                  427 241 20 3
                                 (CUSIP Number)


       Stephen M. Brett, Esq., Senior Vice President and General Counsel,
                           Tele-Communications, Inc.
    Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 MARCH 11, 1994
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 427 241 20 3
_________________________________________________________________
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Tele-Communications, Inc.
       84-0588868
_________________________________________________________________
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) /  /
                                                         (b) /  /
_________________________________________________________________
 3   SEC USE ONLY
_________________________________________________________________
 4   SOURCE OF FUNDS*
       00
_________________________________________________________________
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                /  /
_________________________________________________________________
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
_________________________________________________________________
   NUMBER OF        7   SOLE VOTING POWER
    SHARES                (See Items 2 and 4 hereof)
 BENEFICIALLY      ______________________________________________
   OWNED BY         8   SHARED VOTING POWER
     EACH          ______________________________________________
   REPORTING        9   SOLE DISPOSITIVE POWER
    PERSON                (See Items 2 and 4 hereof)
     WITH          ______________________________________________
                   10   SHARED DISPOSITIVE POWER
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Items 2 and 4 hereof)
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         /  /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       (See Items 2 and 4 hereof)
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
       CO
_________________________________________________________________
              * SEE INSTRUCTIONS BEFORE FILLING OUT!

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             AMENDED AND RESTATED

                                 SCHEDULE 13D

                                  STATEMENT

                                      OF

                          TELE-COMMUNICATIONS, INC.

                       PURSUANT TO SECTION 13(D) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

                                IN RESPECT OF

                          HERITAGE MEDIA CORPORATION
                        (COMMISSION FILE NO. 1-10015)

        _____________________________________________________________

ITEM 1.  SECURITY AND INTEREST

         The class of equity securities to which this Statement relates is the Class A common stock, par value $1.00 per share ("Class A Common Stock") of which Heritage Media Corporation, an Iowa corporation (the "Company" or "HMC"), with principal executive offices at 13355 Noel Road, Suite 1500, Dallas, TX 75240, is the Issuer.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by Tele-Communications, Inc., a Delaware corporation ("TCI"), whose address is Terrace Tower II, 5619 DTC Parkway, Englewood, CO 80111, and whose principal business is the ownership, management and operation of certain cable television programming interests and cable television assets. The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of TCI is set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of TCI, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen.

         During the last five years, neither TCI nor, to the best of the knowledge of TCI, any of the Schedule 1 Persons, has been (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         TCI originally made this filing because (despite the present regulatory proscriptions against conversion, referred to in Item 4, below) it might then be deemed to be the beneficial owner, pursuant to Rule 13d-3(d)(1)(i) of the General Rules and Regulations (the "Rules") promulgated under the Securities Exchange Act of 1934, as amended, of more than five percent (5%) of the outstanding shares of the Company's Class A Common Stock. TCI then was the beneficial owner of 1,335,721 shares of the Company's Class C Common Stock, which is privately held and is non-voting, but is presently convertible into Class A Common Stock of the Company, share for share. The record title to all 1,335,721 Class C shares is held by Heritage Investments, Inc., an 80.1% indirectly owned subsidiary of TCI. If said Class C common shares were to be converted into 1,355,721 shares of the Company's Class A Common Stock they would represent 10.49% of the 11,381,841 shares (which were issued and outstanding as of July 8, 1993, as disclosed by the Company to TCI), plus 1,335,721 such shares resulting from the conversion, or a total of 12,737,562 Class A Common shares.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds paid for the 1,335,721 shares (acquired in one privately negotiated purchase on 4/24/92) of the Company's Class C Common Stock was working capital and the amount thereof was $14,958,513.68.

ITEM 4.  PURPOSE OF TRANSACTION

         At the time of its original filing, the Reporting Person had no present intention of converting its non-voting Class C Common shares of the Company into voting Class A Common shares because of existing regulatory prohibitions by the Federal Communications Commission relating to TCI's principal business of owning and controlling cable television interests and assets and that of the Company's principal business of owning and controlling broadcasting interests and assets.

         The intention of the Reporting Person with respect to converting its non-voting Class C Common Shares of HMC into voting Class A Common Shares has changed because HMC has filed an underwritten Registration Statement on Form S-3 (Registration No. 33-52581) with respect to certain Class A Common Shares owned by the Company, and TCI has elected to avail itself of its "piggy-back" rights to have its shares included in such registration.

         Accordingly, 1,213,730 of the mentioned 1,335,721 shares of HMC's Class C Common Stock have been included in the Registration Statement described in Item 7 hereof, and the balance of said shares (121,991) have been reserved for and allotted to the U.S. Underwriters and the Managers of the contemplated public offering, solely to cover over-allotments, if any, as more fully described in said Registration Statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As initially reported:

         (a) As described in Item 2 hereof, the Reporting Person was the beneficial owner of 1,355,721 Class C shares, which are presently convertible into a like number of shares of Class A Common Stock of the Issuer. Said Class C shares, if converted, would represent 10.49% of the then issued and outstanding Class A Common Stock of the Issuer.

         None of the Schedule 1 Persons had any interest in any securities of the Issuer, except that Robert A. Naify acquired 2,500 shares of the Issuer's Class A Common Stock on 8/24/89.

         (b) The Reporting Person had sole voting and sole dispositive power over said 1,355,721 Class C shares.

         (c) Except as otherwise then reported herein, neither TCI nor, to the knowledge of TCI, any of the persons described on Schedule 1, had executed transactions in Common Stock of the Company during the past sixty (60) days.

         (d) To the knowledge of TCI, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class C Common Stock described in Item 5(a) and
(b) as beneficially owned by TCI.

         (e)     Not applicable.

         As presently amended:

         The disposition of TCI's shares in HMC's Common Stock pursuant to the public offering contemplated by the Registration Statement (regardless of whether the U.S. Underwriters and the Managers named therein opt to elect to exercise their option to cover over-allotments herein above referred to) will result in the Reporting Person's ceasing to be the beneficial owner of more than five percent of any class of the securities of HMC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Registration Statement on Form S-3 filed by HMC on March 9, 1994 and ordered effective March 15, 1994, under Commission File No. 33-52581, is hereby incorporated by this reference.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATE:    March 22, 1994

                                          TELE-COMMUNICATIONS, INC.


                                          By:  /s/ STEPHEN M. BRETT
                                               Stephen M. Brett
                                               Senior Vice President
                                               and General Counsel

                                   SCHEDULE 1


             Directors, Executive Officers and Controlling Persons
                      of Tele-Communications, Inc. ("TCI")

                                                                                                      Principal Business
                                                                                                      or Organization in
                                               Principal Occupation and                               Which Such Employment
Name                                               Business Address                                   Is Conducted
- ----                                           ------------------------                               ---------------------
Bob Magness                                    Chairman of the Board and                              Acquisition, development
                                               Director of TCI;                                       and operation of cable
                                               5619 DTC Parkway                                       television systems
                                               Englewood, CO  80111

John C. Malone                                 President and Chief Executive                          Acquisition, development
                                               Officer and Director of TCI;                           and operation of cable
                                               5619 DTC Parkway                                       television systems
                                               Englewood, CO  80111

Donne F. Fisher                                Executive Officer and                                  Acquisition, development
                                               Director of TCI                                        and operation cable
                                               5619 DTC Parkway                                       cable television systems
                                               Englewood, CO 80111

John W. Gallivan                               Director of TCI;                                       Newspaper publishing
                                               Chairman of the Board
                                               Kearns-Tribune Corporation;
                                               400 Tribune Building
                                               Salt Lake City, UT  84111

Kim Magness                                    Director of TCI;                                       Ranching and horse
                                               Manages family business                                breeding
                                               interests, principally in
                                               ranching and breeding Arabian horses;
                                               1470 South Quebec Way #148
                                               Denver, CO  80231

Robert A. Naify                                Director of TCI;                                       Motion Picture
                                               President and C.E.O. of                                Industry
                                               Todd-AO Corporation;
                                               172 Golden Gate Avenue
                                               San Francisco, CA  94102

Jerome H. Kern                                 Director of TCI; Senior                                Law
                                               Partner in Baker & Botts, L.L.P.,
                                               885 Third Avenue, Suite 1900
                                               New York, NY 10022

Gary K. Bracken                                Senior Vice President &                                Acquisition, development
                                                  Controller of TCI;                                  and operation of cable
                                               5619 DTC Parkway                                       television systems
                                               Englewood, CO  80111

Stephen M. Brett                               Senior Vice President and                              Acquisition, development
                                               General Counsel of TCI;                                and operation of cable
                                               5619 DTC Parkway                                       television systems
                                               Englewood, CO  80111

Brendan R. Clouston                            Executive Vice President and                           Acquisition, development
                                               Chief Operating Officer of TCI;                        and operation of cable
                                               5619 DTC Parkway                                       television systems
                                               Englewood, CO 80111

Barry Marshall                                 Chief Operating Officer of                             Acquisition, development
                                               TCI Cable Management Corporation;                      and operation of cable
                                               5619 DTC Parkway                                       television systems
                                               Englewood, CO 80111

                                                                                                      Principal Business
                                                                                                      or Organization in
                                               Principal Occupation and                               Which Such Employ-
Name                                               Business Address                                   ment Is Conducted
- ----                                           ------------------------                               ------------------
Larry E. Romrell                               Senior Vice President of TCI;                          Acquisition, development
                                               5619 DTC Parkway                                       and operation of cable
                                               Englewood, CO 80111                                    television systems

Bernard W.                                     Senior Vice President & Treasurer                      Acquisition, development
 Schotters, II                                 of TCI;                                                and operation of cable
                                               5619 DTC Parkway                                       television systems
                                               Englewood, CO  80111

J.C. Sparkman                                  Executive Officer of TCI;                              Acquisition, development
                                               5619 DTC Parkway                                       and operation of cable
                                               Englewood, CO  80111                                   television systems

Robert N. Thomson                              Senior Vice President, Government                      Acquisition, development
                                               Affairs, of TCI;                                       and operation of cable
                                               5619 DTC Parkway                                       television systems
                                               Englewood, CO  80111

Fred A. Vierra                                 Executive Officer of TCI;                              Acquisition, development
                                               5619 DTC Parkway                                       and operation of cable
                                               Englewood, CO  80111                                   television systems